November 8, 2006


Via Edgar and Federal Express
-----------------------------


U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:    Rufus Decker
         Accounting Branch Chief

Re:      GS Cleantech Corporation
         Form 10-KSB for the fiscal year ended December 31, 2005
         Form 10-QSB for the period ended June 30, 2006
         Form 8-K dated April 28, 2006 Form
         8-K/A#1 date July 1, 2006 File No. 0-50469

Dear Mr. Decker:

Based upon the Staff's review of the filings noted above, the Commission issued a comment letter dated October 6, 2006. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following.

Form 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005
------------------------------------------------

Consolidated Financial Statements
---------------------------------

Consolidated Statements of Cash Flows
-------------------------------------

1. Comment: In future filings please ensure that your statements of cash flows begin with net income (loss) rather than net income (loss) from continuing operations as required by SFAS 95.

Mr. Rufus Decker
November 8, 2006
Page 2


     Response: We respectfully note your comment and will ensure in future filings that our statement of cash flows begins with net income (loss) rather than net income (loss) from continuing operations as required by SFAS 95.


Notes to Financial Statements
-----------------------------

Note 3, Summary of Significant Accounting Policies
--------------------------------------------------

Revenue Recognition
-------------------

2. Comment: We note your responses to prior comments 1 and 7. It appears to us that your responses are not consistent with the revenue recognition policies disclosed in your financial statements and the narrative business disclosures in your filings. Please revise future filings to provide clear and transparent disclosures of each source of revenue and to disclose when and how your recognize revenue from each source. For each source, explain your obligations to your customers and how your revenue recognition policies consider those obligations. In addition, please provide us examples of the contracts you typically enter into with your customers for each revenue source. In regard to your fixed price contracts, please explain the material terms, including how and when you are paid. Please explain to us what revenue source the recently acquired inventory relates to. Provide us your propose revisions supplementary.


     Response: We respectfully note your comment and will ensure that future filings provide clear and transparent disclosures of each source of revenue and will disclose when and how revenue is recognized from each source. We will disclose in future filings our revenue recognition policies in the summary of significant accounting policies footnote as follows:

               Revenue Recognition
               -------------------

               The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is reasonably assured.

               The Company provides environmental services that involve transportation and disposal of industrial waste. Revenues for the transportation and disposal of waste using the Company as the transporter that is disposed of at a third party location are recognized when the waste is delivered to the third party for processing and disposal. Revenues for the transportation and disposal of industrial waste using a third party transporter that

Mr. Rufus Decker
November 8, 2006
Page 3
               is disposed of at the third party location are recognized when the waste is delivered to the third party location for processing and disposal. Revenues for the transportation and disposal of industrial waste that is disposed of at the Company's facility is recognized when the Company has received the waste at its facility due to the fact that the customer has no additional recourse and no additional services are provided to the customer after the waste is received.

               Revenue from fixed priced contracts is recognized on the percentage of completion method, measured by the percentage of actual costs incurred to the estimated costs to complete. Changes in job performance and job conditions may affect total estimated costs and result in revisions to costs and revenues that affect future periods. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

               The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

               The liability "deferred revenue" represents amounts invoiced to customers for deposits and partial payments on orders or projects not complete for delivery. The revenue, along with the project costs, is recognized upon delivery or completion of the project for the customer.

     We typically enter into contracts with our field service, remediation and custom process engineering customers, which specify the different phases of the project, payment terms and estimated completion date. Each contract is specifically crafted to the customers needs and specifies all costs based on the different phase.

     The material terms on our fixed priced contracts include the customer's specification as to how the product will be built and installed, the total cost of the project including payment terms and the estimated completion date. At June 30, 2006 we had two outstanding fixed priced contracts with different payment terms. One contract specifies a 50% payment with the order with the remaining 50% due with delivery and installation and the other contract specifies payments of 25% with approval of the design, 25% progress payment 59 days after the approval date, 25% upon delivery and installation and 25% due with system optimization. Payment of the above terms is based upon our performance of the contract.

     The inventory shown on our June 30, 2006 balance sheet represents inventory of centrifuges and related parts used in our fixed priced contracts. Inventory is held due to the long lead times to obtain some components in our fixed price contracts.

Mr. Rufus Decker
November 8, 2006
Page 4

Note 7, Long Lived Assets
-------------------------

3. Comment: We note your response to prior comment 3. We continue to believe that your proposed disclosures under critical accounting policies do not discuss, in detail, the significant assumptions you used to determine that the remaining balances of patents and technologies; property, plant and equipment; and goodwill are not impaired. Please revise future filings accordingly. For example, your discussion of goodwill should disclose and discuss the significant assumptions you used in your impairment analysis, including the discount rate, long-term growth rates and the period you expect to generate positive cash flows; and should clarify that you evaluate goodwill annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Provide us your proposed revisions supplementally.

     Response: We respectfully note your comment and will disclose in future filings disclosures under critical accounting policies to address our evaluation of the recoverability of goodwill, patents and technologies and property plant and equipment as follows:

     Property and Equipment -
     ------------------------

     The Company assesses the valuation of components of its property and equipment and other long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. The Company bases its evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, the Company determines whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If the estimate of undiscounted cash flows during the estimated useful life of the asset is less than the carrying value of the asset, the Company recognizes a loss for the difference between the carrying value of the asset and its estimated fair value, generally measured by the present value of the estimated cash flows.

     Goodwill and Other Intangible Assets -
     --------------------------------------

     The Company reviews its Goodwill annually at December 31 each year for possible impairment and more frequently if events or changes in circumstances indicate Goodwill might be impaired. The fair value of the Company's reporting units is analyzed using a discounted cash flow valuation approach. The discounted cash flow calculation is made utilizing various assumptions and estimates regarding future revenues and expenses, cash flow and discount rates. At December 31, 2005 the Company had only one reporting unit but has made certain acquisition during 2006 resulting in additional reporting units. Significant assumptions used in the Company's annual impairment analysis for the year ended December 31, 2005 include a discount rate of 19% and a long-term growth rate of 5%. Possible impairment may exist if the fair value computed using the discounted cash flow valuation approach is lower than the carrying amount of the reporting unit (including goodwill). Further analysis would be required if possible

Mr. Rufus Decker
November 8, 2006
Page 5

     impairment exists by comparing the implied fair value of the reporting unit, which is the excess of the fair value of the reporting unit over amounts assigned to the reporting units assets and liabilities, to the carrying amount of goodwill. If the carrying amount of the reporting unit goodwill is greater than the implied fair value, an impairment loss equal to the difference would be recorded and goodwill would be written down.

4. Comment: Given that your revenues for the six months ended June 30, 2006 appear to have increased by approximately 3% from the six months ended June 30, 2005; please help us understand how you determined it was appropriate to use a sales growth rate of 22% in 2006 and 16% for the four years after 2006. Please provide us with support for this assumption, including any additional customers acquired in subsequent periods. Please explain why your assumptions appear to be inconsistent with your historical results and to discuss the potential impact of those differences

     Response: We respectfully note your comment and submit that management believes that there are three reasons why the sales growth rate of 22% is proper for 2006 and 16% for the four years after 2006:

     1. Our business is seasonal - Traditionally the first half of the year is slower than the last half.

     2. Management focus - For the past several years, a substantial portion of the Company's focus has been on managing a now closed recycling facility. Additionally, management was forced to focus a disproportionate amount of time on reacting to and managing the difficult financing and working capital environment the Company has been in historically. Since the closure of the recycling facility the Company also paid down a substantial portion of our debt. The Company expects that the combination of these events will free up more than 75% of our senior management team's focus to devote to sales growth and the administration and growth of profitable operations.

     3. Working Capital Improvement- The closure of the recycling facility has been a drain on the Company's overall working capital as the operating cash flows of our other subsidiaries were used to subsidize the cash flow drains at the recycling facility. More importantly, the Company arranged for the payoff of all debt in the immediate term. The expected interest savings alone will be approximately $450,000 per year and are expected to materially enhance our operating cash flows. Our increased cash flow will enable us to invest in organic sales growth and allow us to penetrate somewhat larger jobs/clients that we were previously unable to access due to our going concern issues and the negative market perception of the issues our former recycling facility.

Mr. Rufus Decker
November 8, 2006
Page 6

               The Company has also obtained new business that will increase current year sales by approximately $1,350,000. Some of these new jobs began operations in our second quarter but will have an impact in the third and fourth quarters of 2006.

               We will address any potential inconsistencies with historical results and potential impact of those differences in future filings.

5. Comment: Given your operating loss of $2.7 million and your loss from continuing operations of $6.4 million for the six months ended June 30, 2006, please help us understand how you arrived at projected operating income of $1.3 million and projected income after taxes of $0.9 million for 2006 in your discounted cash flow evaluation. In light of the above, please also provide us with support for your net income growth percentages for each of the 5 years. Please explain why your assumptions appear to be inconsistent with your historical results. Please revise future filing to address differences in you assumptions and historical results and to discuss the potential impact of those differences.

     Response: We respectfully note your comment and submit that our forecasted amount that was used with the December 31, 2005 Goodwill impairment calculation was prepared with the estimates and assumptions that were present at that time. In January 2006 the Company acquired GS Industrial Design, Inc. and Tornado Trash from its parent Greenshift Corporation. We have concluded that the operations of these entities constitute a new reporting unit for our Company and the Goodwill on our books at June 30, 2006 should not be allocated to this reporting unit. For the six months ended June 30, 2006 the consolidated operating loss was approximately $2.75 million. When adding back the stock based compensation of $2.25 million (the stock based compensation was not related to the reporting unit to which the goodwill relates) and the operating loss of the new reporting unit of $.7 million, the operating income for the reporting unit to which the goodwill is related was approximately $.2 million. As noted in Comment 4, it is likely that growth for the original reporting unit will be accelerated in the second half of the year. Based on these facts the Company concluded that there was no evidence to support impairment to Goodwill at June 30, 2006. We refer you to our response in comment 5 regarding support for our net income growth percentages. We will address any differences in our assumptions and historical results and the potential impact of those differences in future filings.

Mr. Rufus Decker
November 8, 2006
Page 7


     Note 17, Restatement
     --------------------

6. Comment: We note your response to prior comment 5. Please provide us with detailed calculations of how you arrived at the amounts of the preferred dividends. Please explain how your accounting and calculation of contingent beneficial conversion features comply with EITF 98-5.

     Response: We respectfully note your comment and include with this response attachment number 1 which shows how we arrived at the preferred dividend amount.

     In February 2006 two Series B Preferred stockholders converted their preferred shares into 63,006,200 shares of common stock. The Series B
     Preferred shares contained an adjustment for dilution on the date of conversion that resulted in a contingent beneficial conversion feature. We followed the provisions of Issue 7 - How an issuer should apply Issue 98-5 if the terms of a contingent conversion option do not permit the number of shares that would be received upon conversion if the contingent event occurs to be calculated at the commitment date found in EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (paragraphs 23-25) to account for this transaction. At the commitment date the Company did not know the amount of Series B shares that would be converted due to a potential adjustment for dilution that would only be known when the shares were converted. The Company calculated that the excess common shares for the contingent beneficial conversion feature was 37,660,125 common shares based on the actual conversion of 63,006,200 common shares less the 25,346,075 common shares based on the unadjusted conversion terms. At the date of conversion the market value the Company's common stock was $0.033, which when multiplied by the incremental shares totaled $1,242,784. The recognition of the BCF was limited to the remaining value of the preferred stock investment for which there was no prior recognition of BCF (preferred stock investment of $5,898,500 less prior BCF of $5,216,906 = $681,594). The Company recorded $681,594 in implied preferred stock dividends for the six and three months ended June 30 and March 31, 2006, respectively, based on this transaction.

Form 8-K/A#1 DATED JULY 1, 2006
-------------------------------

7. Comment: Please help us understand why only the investments of GS Cleantech Ventures are being added to arrive at the combined financials. It is not clear why the remaining assets and liabilities of this entity would not also be added or why historical audited financial statements of this entity were not required to be filed.

Mr. Rufus Decker
November 8, 2006
Page 8

     Response: We respectfully note your comment and bring to your attention that the only activity of GS Cleantech Ventures is its investments in General Hydrogen Corporation, General Ultrasonics Corporation, Ovation Products Corporation and Aerogel Composite, Inc. The activity of GS Cleantech Ventures is located in the pro-forma column of the Pro-Forma Financial Statements at and for the six months ended June 30, 2006.

     The Company acquired their interest in GS Cleantech Ventures from its majority owned shareholder Greenshift Corporation and as such treated the acquisition as a transfer of assets from the parent corporation to its subsidiary. It was Greenshift's decision as the parent to transfer its assets to its common controlled subsidiary for the assumption of its debt. The assets transferred did not constitute a continuity of operations of Greenshift Corporation. The assets that were transferred did not contribute materially to the operations of Greenshift Corporation. Two of the assets that were transferred were cost method investments (General Hydrogen, Ovations Products), one asset was an equity method investment (Aerogels) and the fourth asset was a recently commenced business that will be consolidated but which has de minimus prior operating history (General Ultrasonics). All of these assets are in the early development stage The Company concluded that the disclosure of prior financial information of GS Cleantech was not material to the future operations of the Company and that GS Cleantech did not constitute a "business" under Rule 3-05. Based on these facts the Company did not believe it was necessary to submit audited financial statements for GS Cleantech Ventures in the Form 8-K/A#1.


8. Comment: Please help us understand what adjustment #2 relates to and why it is necessary.

     Response: We respectfully note your comment and submit to you that the Company assumed the convertible debt with a face value of $1,900,000 from Greenshift Corporation as part of the acquisition. Adjustment #2 shows the derivative liability of $1,463,000 that was part of the assumption of the convertible debt. The derivative was created due to the variable nature of the convertible debt.


9. Comment: Please help us understand why the pro-forma net loss in the notes to your interim financial statements in your 6/30/06 Form 10-Q is inconsistent with the pro forma financial statements in your Form 8-K/A.
     Response: We respectfully note your comment and submit that an error was made in our notes to the 6/30/06 Form 10-Q. The correct pro-forma loss is $5,969,516 shown in our Form 8-K/A. We will amend 6/30/06 Form 10-Q to reflect the proper disclosure.

Mr. Rufus Decker
November 8, 2006
Page 9

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006
--------------------------------------------

Consolidated Financial Statements

10. Comment: We note your response to prior comment 9. Please provide us with calculations and corresponding detailed explanations of how your valued the embedded derivatives related to the transactions with Cornell Capital Partners, LP in the interim financial statements. Please revise MD&A in future filings, to address the terms of your agreements with Cornell, to discuss their impact on your financial statements and to address their potential future impact.

     Response: We respectfully note your comment and have attached as attachment #2 our calculations on how the embedded derivatives related to the transactions with Cornell Capital Partners, LP were calculated. For each transaction the derivative was calculated using a Black-Scholes Model. An explanation of each of the calculation is as follows:

     1. April 21, 2006 purchase from Laurus Master Fund, LTD and subsequent modification

          a.   Term - the remaining  term of this  instrument was 9.75 months or
               0.81 year

          b. Face of the Instrument - $2,102,147 (Original debt of $2,193,047 less the $90.900 that was converted)

          c.   Market Price - $0.09 on June 30, 2006.

          d. Conversion Price - $0.063 which was 90% of the VWAP for the preceding thirty trading days.

          e.   Risk Free Interest Rate - 5.15%

          f.   Volatility - 150.00%

          g. The derivative percentage of the conversion feature based on the above inputs was calculated to be 83.02% of the face value of the debt or $1,745,118

     2.   April 13, 2006 $4,400,000 Securities Purchase Agreement

          a.   Term - the remaining  term of this  instrument was 33.5 months or
               2.79 years

          b.   Face of the Instrument - $4,400,000

          c.   Market Price - $0.09 on June 30, 2006.

          d. Conversion Price - $0.08 which was the average of the three lowest closing prices in the preceding thirty trading days.

          e.   Risk Free Interest Rate - 5.15%

          f.   Volatility - 150.00%

          g. The derivative percentage of the conversion feature based on the above inputs was calculated to be 90.68% of the face value of the debt or $3,989,920.

Mr. Rufus Decker
November 8, 2006
Page 10

     We will address in the MD&A section of our future filings the terms of the agreements with Cornell, the impact on our financial statements and will address any potential future impact.

11. Comment: Please tell us the remedies available to debt holders if they are unable to convert debt into stock.

     Response: We respectfully note your comment and submit that in the event that the holder of convertible debt issued by the Company were to exercise its right of conversion, and the Company failed to deliver the common stock to which the holder was entitled, the holder would have two kinds of legal remedies: (a) common law damages for breach of contract and (b) such remedies as may be specified in the convertible debt instruments. The measure of common law damages would be (x) the net proceeds that the holder would reasonably be expected to have obtained if the Company had delivered the shares less (y) the amount of principal and/or interest that the holder attempted to convert. The remedy specified in each of Company's outstanding convertible debt instruments is acceleration of the maturity of the debt.

12. Comment: Please revise future filings to identify the stock based compensation expense based on the nature of the expense. In addition, please supplementally reconcile the expense in your statement of operations and the expense in your statement of cash flows.

     Response: We respectfully note your comment and will revise future filings to identify the stock based compensation expense based on the nature of the expense. The reconciliation of the stock based compensation expense in the statement of operations and the expense in our cash flows for the six months ended June 30, 2006 is as follows:

  Stock based compensation per statement of operations -            $1,668,625
  Stock based compensation per statement of cash flows -            $2,249,400
                                                                    -----------
    Amount shown within general and administrative expenses          $ 580,775






                                                  Sincerely,

                                                  /s/ Kevin Kreisler
                                                      ------------------------
                                                      Kevin Kreisler
                                                      Chief Executive Officer